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                [QIAO XING UNIVERSAL TELEPHONE, INC. LETTERHEAD]

FOR IMMEDIATE RELEASE
JANUARY 14, 2002

                  QIAO XING ANNOUNCES CONVERSION OF CONVERTIBLE
                  DEBENTURES; CONVERSION ELIMINATES MAJORITY OF
                    LONG-TERM DEBT, STRENGTHENS BALANCE SHEET

GUANGDONG, CHINA (JANUARY 14, 2002) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), the second largest and one of the fastest growing telephone manufacturers in China, today announced that its zero percent convertible debentures with an aggregated face value of $10 million have been fully converted into Qiao Xing common stock. As a result, Qiao Xing has eliminated nearly $3 million of its long-term debt, leaving the Company with only $1.9 million in long-term debt obligations as of December 31, 2001.

Commented Qiao Xing Universal Telephone, Inc. Chairman Mr. Rui Lin Wu, "The conversion of our convertible debentures removes a debt overhang and creates the necessary balance sheet flexibility for the Company to continue to fuel its top- and bottom-line growth. We believe our improved financial position, with nearly $12 million in cash and minimal long-term debt, will enable us to execute on our plans for 2002, which call for the introduction of our GSM and CDMA phones, continued penetration of existing Chinese provinces as well as a ramp-up in international sales."

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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 FRB|Weber Shandwick serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor.

The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.